UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013	Commission File Number 001-31893

Aurizon Mines Ltd.

Suite 1120, Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
(604) 687-6600
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits
1.0	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Interim ended March 31, 2013
2.0	First Quarter Financial Statements for the Interim ended Period March 31, 2013
3.0	Form 52-102F2 Certification of Interim Filings - Chief Executive Officer for the Interim Period ended March 31, 2013
4.0	Form 52-102F2 Certification of Interim Filings - Chief Financial Officer for the Interim Period ended March 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

	By:	/s/ Julie A.S. Kemp
Date: May 15, 2013		Name: Julie A.S. Kemp Title: Corporate Secretary